UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

MEDIA GENERAL INC.

 (Name of Issuer)

Voting Common Stock, no par value

(Title of Class of Securities)

58441K100

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-610-9177

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,443,649 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,443,649 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,443,649 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,443,649 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,443,649 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,443,649 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Standard General Communications LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,443,649 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,443,649 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,443,649 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,443,649 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,443,649 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,443,649 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) relates to shares of Voting Common Stock, no par value (the “Voting Common Stock”), of Media General, Inc., a Virginia corporation formerly known as Mercury New Holdco, Inc. (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Original Schedule 13D”) which was originally filed on November 22, 2013 in respect of the shares of Voting Common Stock, no par value, of a predecessor to the Issuer, which Original Schedule 13D was amended by Amendment No. 1 filed on March 25, 2014, Amendment No. 2 filed on December 31, 2014, Amendment No. 3 filed on April 2, 2015, Amendment No. 4 filed on September 10, 2015, and Amendment No. 5 filed on March 7, 2016 (the Original Schedule 13D, as so amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4 and 5 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction
The response set forth in Item 4 of the Schedule 13D is amended and supplemented by adding the following:

As previously disclosed, the Reporting Persons evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment. In light of the size of the Reporting Persons’ investment in the Issuer, the Reporting Persons determined that it would be prudent to sell a portion of their Voting Common Stock (as disclosed in Item 5). However, this sale should not be viewed as a reflection of the Reporting Persons’ views on the Issuer’s pending merger or the value of the contingent value right relating to the sale of the Issuer’s spectrum in the Federal Communication Commission’s Incentive Auction.

Item 5.   Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 of the Schedule 13D.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016, as filed with the Securities and Exchange Commission on August 5, 2016, that there were 129,323,690 outstanding shares of Common Stock of the Issuer as of August 1, 2016.

(c)  The following table lists the Reporting Persons’ transactions in the Issuer's securities that were effected during the sixty day period prior to the filing of this Schedule 13D:

Reporting Person	Transaction	Date	No. Shares	Price Per Share
Soohyung Kim	Grant of Deferred Stock Units*	7/21/2016	4,504	$17.76
Standard General Fund L.P.	Open market sale	9/6/2016	599,094	$17.65
Standard General Communications LLC	Open market sale	9/6/2016	2,538,406	$17.65

* Deferred Stock Units, which vest 12 months from the grant date, were granted to Mr. Kim in his capacity as a Director of the Issuer, pursuant to the Issuer's Directors' Deferred Compensation Plan.

(d)   Not applicable.

(e)   The Reporting Persons ceased to be the beneficial owners of more than five percent of the Voting Common Stock on September 6, 2016.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  September 8, 2016

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL COMMUNICATIONS LLC

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

/s/ Soohyung Kim
Soohyung Kim